

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

December 1, 2008

Lawrence C. Yarberry
Executive Vice President and Chief Financial Officer
Pacer International, Inc.
2300 Clayton Road, Suite 1200
Concord, CA 94520

> **Re:** **Pacer International, Inc.**
> **Form 10-K for the fiscal year ended December 28, 2007**
> **Filed February 19, 2008**
> **Schedule 14A**
> **Filed March 12, 2008**
> **File No. 000-49828**

Dear Mr. Yarberry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Rolaine S. Bancroft
Special Counsel